SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 30, 2003

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Fitch Ratings affirming PLDT’s Senior Unsecured foreign currency and local currency ratings at “BB-“.

30 May 2003	SECURITY CODE: CM-040

THE PHILIPPINE STOCK EXCHANGE

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of a press release issued by Fitch Ratings affirming PLDT’s Senior Unsecured foreign currency and local currency ratings at “BB-”. The outlook for the ratings has changed to Stable from Negative.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

30 May 2003

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a copy of a press release issued by Fitch Ratings affirming PLDT’s Senior Unsecured foreign currency and local currency ratings at “BB-”. The outlook for the ratings has changed to Stable from Negative.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  30 May 2003

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

We disclose that based on the attached press release, Fitch Ratings affirmed PLDT’s Senior Unsecured foreign currency and local currency ratings at “BB-”. The outlook for the ratings has changed to Stable from Negative.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 30 May 2003

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

This message has been sent by Fitch Ratings, the International Credit Rating Agency

FITCH CHANGES OUTLOOK ON PLDT TO STABLE FROM NEGATIVE

Fitch Ratings–Hong Kong/London–30 May 2003: Fitch Ratings, the international rating agency, has today affirmed the Senior Unsecured foreign currency and local currency ratings of the Philippine Long Distance Telephone Company (PLDT) at ‘BB-’ (‘BB Minus’). At the same time, the Outlook for the ratings has been changed to Stable from Negative.

The change in the Outlook reflects PLDT’s successful execution of a multi-phase funding strategy that has both termed out debt obligations and reduced liquidity pressures surrounding debt maturing in 2003 and in 2004. Liquidity pressures have been further eased due to rising operating cash flow and falling capex. Both the company and the group are now generating positive free cash flow, which has resulted in a modest debt reduction that is expected to continue in the near to medium term. PLDT remains focused on refinancing and on debt reduction to further improve its financial profile.

The new Outlook also reflects the fact that PLDT’s wholly-owned subsidiary Smart Communications has recently gained permission from its lenders to lift its dividend to PLDT to 70% of FYE02 profits, up from 40% last year. Fitch expects dividends to continue being paid by Smart at a payout ratio of 70%. Another factor was the resolution of an ownership dispute that surfaced in 2002 which resulted in management retaining the support of major shareholders.

The rating action takes into account the subdued economic growth environment and the recent launch of a new cellular service “Sun Cellular” by Digital Telecommunications Inc (Digitel), a fixed-line competitor of PLDT. The combination of these two challenges remain a concern for Fitch, but the agency believes that PLDT’s resolute pursuit of enhanced liquidity and debt reduction together with the group’s leading market brands and positions should enable these challenges to be overcome. Any further positive rating action would likely hinge upon PLDT having demonstrated its ability to manage the current competitive environment by continuing its progress in deleveraging.

PLDT’s rating reflects its high financial leverage, leading positions across all major facets of the Philippine telecom sector, and the positive cash flow generated by its traditional fixed line telephony services and high-growth cellular business. Operating margins have been consistent and, with further improvement to working capital management, cash flow has the potential to increase although growth will hinge upon the existence of a relatively rational competitive environment.

At FYE02, PLDT’s net debt to EBITDA (excluding dividends from Smart) and EBITDA to net interest cover was 5.3x and 2.4x respectively a marginal improvement on the 5.4x and 2.2x of FYE01. Including Smart dividends these key metrics further improve to 5.0x and 2.5x respectively. Consolidated leverage (includes Smart but excludes Piltel financial obligations) and EBITDA to net interest cover improved to 3.5x and 3.4x respectively at FYE02 from 4.5x and 2.4x respectively at FYE01.The ratings of PLDT’s global bonds, senior notes and convertible preferred stock have also been affirmed at ‘BB-’, ‘BB-’ and ‘B’ respectively. The Outlook for these ratings is Stable.

Contact:

Jonathan Cornish, Hong Kong, Tel: +852 2263 9901

Charles Chang, Hong Kong, Tel: +852 2263 9900

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: May 30, 2003